SECURITIES AND EXCHANGE COMMISSION
WASHINGTION, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 000-26619

|  |  Form 10-K    |  |   Form 20-F    |  |   Form 11-K    | X|   Form 10-QSB    |  |   Form N-SAR

For the period ended: June 30, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

Full name of Registrant:                                                        Gamestate Entertainment, Inc.
Address of Principal Executive Office:                                               1188 West Georgia Street, Suite 1650
City, State and Zip Code:                                                              Vancouver, BC V6E 4A2
                                           Canada

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|        (b)            The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant has been unable to compile all pertinent information to complete the quarterly filing or complete providing the Registrant's accountant with all of the accounting information necessary to complete the quarterly report. The June 30, 2004 quarterly report could not be completed without unreasonable effort or expense.

The Registrant anticipates that it will file its Form 10-QSB within the five-day grace period provided by Exchange Act Rule 12b-25.

Part IV-Other Information

(1)    Name and telephone number of person to contact in regard to this notification:

Mark L. Baum   760-230-2300
(Name) (Area Code)(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|  |   Yes   |X|   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gamestate Entertainment, Inc.
Name of Registrant as Specified in Charter

                          Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Date: August 13, 2004    By:  /s/ Rod Bartlett
                                                        Rod Bartlett, CEO